United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tenet Healthcare Corporation

Name of persons relying on exemption: Rhia Ventures

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Tenet Healthcare Corporation Shareholders
RE:	Item No. 5 (“Requesting a Report on Patients’ Right to Access Abortion in Emergencies”)
DATE:	April 17, 2023

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

Rhia Ventures urges shareholders to vote YES on Item No. 5 on the 2023 proxy ballot of Tenet Healthcare Corporation (“Tenet” or “the Company”). The Resolved clause states:

RESOLVED: Shareholders request that the Company report on its current policy regarding availability of abortions in its operations, including but not limited to whether such policy includes an exception for the life and health of the pregnant person, and how the Company defines an emergency medical condition.

This communication has been prepared and submitted by Rhia Ventures on behalf of the proponent of this proposal, the Marguerite Casey Foundation. Rhia Ventures has been authorized to represent the Marguerite Casey Foundation on matters related to this proposal.

Summary

●	Clear and transparent policies are necessary to ensure that patients and doctors fully understand Tenet’s policy regarding emergency abortions, and are necessary for investors to assess legal, reputational, market or financial risks that may extend from the Company’s policies

●	Tenet Health operates in 19 states that have adopted laws severely restricting access to abortion.

●	Tenet’s statement that it follows the Emergency Medical Treatment and Labor Act (EMTALA) is insufficient and may contradict its statement that it also follows “faith based commitments.”

Importance of Clarity regarding Tenet Health’s Emergency Abortion Policy

In June 2022, the Supreme Court overturned the long standing precedent established in Roe v. Wade affirming a constitutional right to abortion, dramatically altering the legal landscape regarding abortion access in the United States.

Although most abortions are performed outside of a hospital setting, hospitals and other emergency service providers are not exempt from the legal uncertainties introduced by the Dobbs v. Jackson Women’s Health Organization decision. There is significant concern that physicians are being placed in a position of interpreting conflicting laws in the midst of providing emergency care. Patients in crisis are similarly placed in disadvantaged positions when they are unable to determine whether their local hospital can provide necessary abortion care. This information should be accessible and consistent.

This concern is not hypothetical. Doctors across the country are struggling to wade through the complex laws governing emergency abortion care. In Missouri, at least one hospital is being investigated for an EMTALA violation for failing to provide an emergency abortion for a pregnant woman after her water broke 18 weeks into her pregnancy.1 In Tennessee, an OBGYN expressed her worry about her state’s abortion ban and stated “I hope that I am brave enough to move past that worry to take care of patients the way I’m trained to.”2 In Texas, as described in further detail below, five women have filed suit against the state after they were initially denied emergency abortions at their local hospitals. Their doctors told them the abortion ban stopped them from providing care when they previously would have and that they instead would have to wait until the women were sufficiently in crisis.3

Doctors are left in the unfortunate position of balancing the patient’s emergency needs and care options with the concern of criminal liability under state law and civil liability under federal law. Hospitals such as Tenet are exposed to legal liability as well as the reputational liability that results from allegations of health care refusal.

EMTALA Background

The Emergency Medical Treatment and Labor Act (EMTALA) was enacted in 1986. EMTALA requires any hospital which participates in Medicare to screen any person who comes to the hospital, regardless of that person’s ability to pay for medical services. If the screening process shows that the person has a medical condition, the hospital then has an obligation to provide stabilizing treatment. EMTALA was described by the President of the American College of Emergency Physicians as, “a bedrock law and the foundation of the emergency care safety net in this country.”4

EMTALA defines an Emergency Medical Condition, in part, as:

“A medical condition manifesting itself by acute symptoms of sufficient severity (including severe pain, psychiatric disturbances and/or symptoms of substance abuse) such that the absence of immediate medical attention could reasonably be expected to result in: Placing the health of the individual (or, with respect to a pregnant woman, the health of the woman or her unborn child) in serious jeopardy.”

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1 https://khn.org/news/article/emtala-missouri-hospital-investigated-emergency-abortion/

2 “'Chilling effect': Doctors face new legal quandaries under Tennessee's abortion ban” Tennessee Lookout (September 7, 2022) accessible at: https://tennesseelookout.com/2022/09/07/chilling-effect-doctors-face-new-legal-quandaries-under-tennessees-abortion-ban/

3 https://reproductiverights.org/wp-content/uploads/2023/03/Zurawski-v-State-of-Texas-Complaint.pdf

4 https://tinyurl.com/yrzyhz6c

In response to the significant decision in Dobbs v. Jackson Women's Health Organization, on July 8, 2022, President Biden issued an executive order which requested that the Department of Health and Human Services (HHS) clarify EMTALA’s protections for pregnant women.5 HHS then released guidance6 and a corresponding letter to health care providers which clarified that “if a physician believes that a pregnant patient presenting at an emergency department, including certain labor and delivery departments, is experiencing an emergency medical condition as defined by EMTALA, and that abortion is the stabilizing treatment necessary to resolve that condition, the physician must provide that treatment. And when a state law prohibits abortion and does not include an exception for the life and health of the pregnant person — or draws the exception more narrowly than EMTALA’s emergency medical condition definition — that state law is preempted”7 (collectively, the “HHS Guidance”).

This, in theory, means that Tenet Hospitals must provide emergency abortion care. However, the complexity of the law, as well as Tenet’s ownership of hospitals in Texas and Catholic hospitals, complicate the issue and necessitate more transparency than a mere reference to EMTALA as Tenet did in its opposition statement to this Proposal.

Complicating Issue: Texas Hospitals and Texas Law Interpretation

Adding to the complex legal landscape, on August 23, 2022, a federal district court judge in Texas rejected HHS Guidance and held that EMTALA did not preempt Texas state law. The court held that HHS “may not enforce the Guidance and Letter’s interpretation of EMTALA—both as to when an abortion is required and EMTALA’s effect on state laws governing abortion—within the State of Texas.”8 The court found that the differences in the HHS EMTALA Guidance and the Texas statute were material because the EMTALA Guidance was broader and could allow abortions that were prohibited under Texas law.9 HHS has acknowledged that its Guidance is not enforceable in Texas.10

A recent lawsuit filed against the State of Texas exemplifies the problem with the lack of clarity around how to handle emergency abortions - doctors are nervous, distressed, and confused and patients are being denied necessary care. The plaintiffs to the suit are five pregnant women and two doctors. The five pregnant women all experienced life threatening medical emergencies and were denied care in Texas hospitals. Four of the women had to leave the state of Texas to receive necessary and potentially life saving abortions. The only plaintiff who received her abortion in Texas had to wait until she was septic to receive care and then spent three days in the ICU. The plaintiff doctors expressed that “widespread fear and confusion regarding the scope of Texas’s abortion bans has chilled the provision of necessary obstetric care, including abortion care. [Plaintiff Doctor] and her colleagues fear that prosecutors and politicians will target them personally and threaten the state funding of the hospitals where they work if they provide abortion care to pregnant people with emergent medical conditions.”11

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5 ”Protecting Access to Reproductive Healthcare Services.” 87 Fed. Reg. 42,053 (July 8, 2022); accessible at https://tinyurl.com/s37nc6k4

6 https://www.cms.gov/files/document/qso-22-22-hospitals.pdf

7 https://www.hhs.gov/sites/default/files/emergency-medical-care-letter-to-health-care-providers.pdf

8 https://tinyurl.com/z29fzzak

9 Id. at 13 and 16.

10 https://www.cms.gov/regulations-and-guidance/legislation/emtala

11 https://reproductiverights.org/wp-content/uploads/2023/03/Zurawski-v-State-of-Texas-Complaint.pdf

As Tenet operates at least 13 hospitals in the state of Texas,12 the district court decision and the complexity of the patchwork of state laws related to abortion illustrates the necessity of a clear policy for providing abortion care. It is insufficient and potentially misleading for Tenet to publicly state that it follows EMTALA, when the HHS interpretation of EMTALA has been judicially rejected in Texas. It is important to clarify whether the Company follows the HCA interpretation of EMTALA or Texas law in Texas.

Complicating issue: Catholic Hospitals

In the opposition statement to this Proposal, Tenet states “we rely upon our community of medical providers to determine the detailed clinical policies at each of our facilities, consistent with applicable law and faith-based commitments, if any.” (Emphasis added.)

Tenet owns many hospitals which identify themselves publicly as being Catholic hospitals. Tenet is even known for its acquisition of Catholic facilities. Elizabeth Sepper, professor at the University of Texas Austin School of Law, explained: “Tenet was an early for-profit health care system that moved to acquire Catholic hospitals, and it basically established that it was willing to comply with Catholic doctrine following the purchase of these hospitals.”13

Absent additional clarification, we can only assume that Tenet’s stated “faith based commitments” refers, at least in part, to the “Ethical and Religious Directives for Catholic Health Care Services” (“ERDs” or “Catholic Directives”) that Catholic hospitals are required to follow. As amended in 2018, the Catholic Directives require that all mergers involving Catholic hospitals “must be operated in full accord with the moral teaching of the Catholic Church, including these Directives.”

Regarding abortion, these ERDs state: “Abortion (that is, the directly intended termination of pregnancy before viability or the directly intended destruction of a viable fetus) is never permitted.” It appears that the ERDs also have complex carve-outs for emergency abortion, including the statement: “Operations, treatments, and medications that have as their direct purpose the cure of a proportionately serious pathological condition of a pregnant woman are permitted when they cannot be safely postponed until the unborn child is viable, even if they will result in the death of the unborn child.”

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12 Tenet Healthcare Corporation 2021 Form 10K at page 3; https://s23.q4cdn.com/674051945/files/doc_financials/2022/q4/0db66b85-e7ca-4153-a1f6-80ad8170b970.pdf

13 https://newrepublic.com/article/162297/catholic-hospital-saint-vincents-profit-patients

We will not attempt to describe the nuances of how the Catholic church defines abortion or when it determines it is morally permissible. However, it is our understanding that under the ERDs, the Catholic church permits abortion under the concept of “double effect” which potentially allows for termination of a pregnancy for procedures which “do not directly intend the termination of a pregnancy and do not have ending a pregnancy as their sole, immediate effect.”14 This complexity further supports the necessity of clear guidance from Tenet.

What is clear is that the Catholic guidelines for permissible emergency abortion are different from the EMTALA guidance. In its guidance, HHS does not require the “direct purpose” test apparently required by the Catholic guidelines.

Catholic hospital groups agree that the EMTALA guidance and the ERDs conflict. The Catholic Medical Association, which describes itself as the “largest association of Catholic individuals in health care”15 challenged the HHS directive, stating that while physicians will provide high quality care: “They will continue to focus on both lives: mother and child. They will not be deterred by the novel and highly problematic EMTALA guidelines emanating from the Biden administration that misleadingly seek to equate management of both ectopic pregnancy and miscarriage with abortion, and that predict widespread injuries and deaths among women if state abortion restrictions are followed.”

It is therefore impossible for Tenet to follow both EMTALA as well as the Catholic ERDs when it comes to emergency abortion. The Company should clarify which standards it requires Catholic hospitals to follow.

Response to the Tenet “Policy” as Stated (Only) in its Opposition Statement

First, it is important to note that the policy stated in Tenet’s opposition statement was the first articulation of Tenet’s emergency abortion policy to be made publicly available. Hence, physicians and patients similarly may not have access to this information through any other channels beyond Tenet’s proxy statement. It is misplaced because a physician in crisis - who is tasked with understanding the complexities of the abortion legal landscape without clarity from their employer - would not look to Tenet’s proxy statement to find out what Tenet’s abortion policy is. Neither would a woman in crisis searching for life saving care.

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14 https://tinyurl.com/54f2tsfz

15 https://www.cathmed.org/about/

Second, the Company states in its opposition statement that it “does not have a company-level policy regarding the availability of procedures, including abortions” and then in the next sentence states, “Women presenting to our facilities can take comfort in knowing that our hospitals’ local policies and clinical practices protect their safety and access to medically necessary life-saving procedures, including abortions.” Are we to conclude that, though Tenet calls them “local policies and clinical practices” the Company does have a company-level policy, since they are confident that such policy applies to all of their facilities? It is far from clear. This Proposal requests that if this is Tenet’s company-wide policy, it be labeled as such. If Tenet is unable to provide a company-wide policy due to differing state laws, its policies in each state still need to be clear.

Third, Tenet’s stated policy in the opposition statement is insufficient because there are numerous unresolved issues such as Tenet Health’s operation in Texas hospitals and Catholic hospitals, how Tenet instructs its physicians to balance the life and safety of the mother and unborn fetus, and how Tenet defines a medical emergency.

Fourth, Tenet continuously states that it complies with applicable federal and state laws, implying that the Company has done the homework to identify what those laws are and how they apply to their facilities. This Proposal requests that if variations in policy exist at the state level or resulting from religious directives, that such information be clear and transparently presented. Patients and doctors deserve this transparency and need it to prevent tragic outcomes.

Tenet, not physicians in crisis medical situations, is in the best position to articulate a clear policy.

Examples of Risk to Tenet and Its Shareholders

●	Recruiting and retaining doctors is already becoming more difficult in states which criminalize abortion (http://bit.ly/3JSYLyy). Tenet operates in at least three states - Texas, Louisiana, and Tennessee - which criminalize abortion and may therefore find it difficult to recruit and retain physicians.
●	The penalties for violating EMTALA provisions are significant. The Department of Health and Human Services (HHS), through its Office of the Inspector General, may impose monetary penalties on the hospital or physician and may terminate the hospital’s provider agreement with the Centers for Medicare and Medicaid Services (CMS).
●	In addition to penalties enforced by HHS, private citizens who are “harmed by a physician’s or hospital’s failure to provide stabilizing treatment may file a civil suit against the hospital to obtain damages available under the personal injury laws of that state in which the hospital is located, in addition to recouping any equitable relief as is appropriate.”

●	Hospitals are already being investigated for violations of EMTALA because they failed to provide an emergency abortion for a pregnant person whose health and safety was at risk. http://bit.ly/3TL91O3
●	Should a pregnant person die or suffer significant health consequences as a result of being denied an abortion at a Tenet facility, Tenet is likely to face litigation and significant reputational harm.

Investors require further disclosure because Tenet is exposed to legal, reputational, market and financial risk if it does not provide transparency regarding how it interprets EMTALA and conflicting state laws. Tenet has the ability to clarify its policy regarding emergency abortion and must do so to limit risk by ensuring that physicians and patients understand the care available.

Vote “Yes” on this Shareholder Proposal No. 5.

For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

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